Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

September 29, 2025

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at July 31, 2025 and October 31, 2024

(Expressed in United States dollars)

		As at	As at
	Notes	July 31, 2025	October 31, 2024
Assets
Current
Cash	22	$187,182	$125,705
Prepaid expenses and other receivables	20(d)	149,923	141,736
Total current assets		337,105	267,441
Property and equipment	6	40,257	15,272
Total assets		$377,362	$282,713
Liabilities
Current
Trade payables and other liabilities	12, 19(b), 22(d)	$149,009	$336,575
Deposit liability	20(d)	63,000	63,000
Current lease liability	9	16,701	11,980
Debenture payable	7	37,582	37,389
Convertible debentures	10	4,168,372	3,853,273
Derivative liabilities	10	1,091,638	1,570,675
Warrant liabilities	11	1,025,276	1,087,997
Total current liabilities		6,551,578	6,960,889
Non-current lease liability	9	18,269	-
Long-term loan	8	46,657	44,806
Total liabilities		6,616,504	7,005,695
Shareholders' Deficiency
Share capital	12	93,206,488	91,678,279
Contributed surplus		25,824,706	27,288,183
Equity component of convertible debentures	10	2,160,148	696,671
Accumulated deficit		(127,430,484)	(126,386,115)
Total shareholders' deficiency		(6,239,142)	(6,722,982)
Total liabilities and shareholders' deficiency		$377,362	$282,713
Going concern	2
Contingencies	20
Subsequent events	23

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:
"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars)

		Three months ended July 31,		Nine months ended July 31,
	Notes	2025	2024	2025	2024
Operating expenses (income)
General and administrative	17(a)	$58,415	$36,485	$150,728	$98,852
Professional, other fees and salaries	17(b)	179,863	70,454	467,890	273,177
Stock-based compensation	14	-	-	-	6,517
Travel and entertainment		40,576	6,252	59,942	17,693
Depreciation of property and equipment	6	4,187	4,050	11,885	12,310
Foreign exchange loss (gain)		(159,000)	271,133	10,672	185,832
Total operating expenses (income)		124,041	388,374	701,117	594,381

Other expenses (income)
Accretion expense	10	134,921	109,296	210,235	218,126
Interest expense	8,10	317,871	148,380	471,152	439,226
Other finance expenses	7,9,11	11,838	4,146	63,516	12,385
Loss (gain) on revaluation of warrant liabilities	11	387,423	-	206,307	-
Loss (gain) on revaluation of derivative liabilities	10	(484,348)	(68,971)	(785,704)	(405,732)
Loss (gain) on conversion of convertible debentures	10	9,821	23,899	9,821	40,119
Loss (gain) on repayment of convertible debentures	10	(10,804)	(12,044)	(16,205)	37,080
Loss (gain) on extinguishment of convertible debentures	10	330,588	(22,584)	184,130	(390,751)
Total other expenses (income)		697,310	182,122	343,252	(49,547)
Loss before income tax provision		(821,351)	(570,496)	(1,044,369)	(544,834)
Income tax provision	16	-	-	-	-
Net loss and comprehensive loss		$(821,351)	$(570,496)	$(1,044,369)	$(544,834)

Weighted average number of outstanding shares,
basic and diluted	15	598,492,971	526,626,074	585,461,716	519,363,256

Loss per share, basic and diluted		$-	$-	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the nine months ended July 31, 2025 and 2024

(Expressed in United States dollars)

					Equity component
		Number of		Contributed	of convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total
Balance at November 1, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)
Private placements of shares for cash	12	14,029,583	327,616	-	-	-	327,616
Share issuance costs	12	-	(17,843)	-	-	-	(17,843)
Exercise of warrants	11,12	12,334,205	981,766	-	-	-	981,766
Convertible debentures converted into common shares	10,12	7,674,528	236,670	-	-	-	236,670
Expiry of convertible debenture conversion option	10	-	-	696,671	(696,671)	-	-
Renewal of convertible debentures	10	-	-	(2,160,148)	2,160,148	-	-
Net income (loss) and comprehensive income (loss) for the period		-	-	-	-	(1,044,369)	(1,044,369)
Balance at July 31, 2025		607,024,014	$93,206,488	$25,824,706	$2,160,148	$(127,430,484)	$(6,239,142)

Balance at November 1, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)
Private placements of shares for cash	12	12,645,807	371,474	-	-	-	371,474
Share issuance costs	12	-	(15,111)	(5,126)	-	-	(20,237)
Warrants issued		-	(81,866)	81,866	-	-	-
Broker warrants issued	13	-	(4,181)	4,181	-	-	-
Expiry of stock options	14	-	-	(78,915)	-	78,915	-
Convertible debentures converted into common shares	10,12	23,891,042	487,323	-	-	-	487,323
Expiry of convertible debenture conversion option	10	-	-	5,365,081	(5,365,081)	-	-
Renewal of convertible debentures	10	-	-	(3,222,472)	3,222,472	-	-
Stock-based compensation	14	-	-	6,517	-	-	6,517
Net income (loss) and comprehensive income (loss) for the period		-	-	-	-	(544,834)	(544,834)
Balance at July 31, 2024		546,905,687	$91,229,351	$27,019,975	$1,077,864	$(123,868,151)	$(4,540,961)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended July 31, 2025 and 2024

(Expressed in United States dollars)

		Nine months ended July 31,
	Notes	2025	2024
Operating activities
Net income (loss)		$(1,044,369)	$(544,834)
Items not affecting cash:
Depreciation of property and equipment	6	11,885	12,310
Government grant		-	(17,868)
Accretion expense	10	210,235	218,126
Accrued interest	8,10	417,777	376,931
Stock-based compensation	14	-	6,517
Loss (gain) on revaluation of warrant liabilities	11	206,307	-
Loss (gain) on conversion of convertible debentures	10,18	9,821	40,119
Loss (gain) on repayment of convertible debentures	10,18	(16,205)	37,080
Loss (gain) on revaluation of derivative liabilities	10,18	(785,704)	(405,732)
Loss (gain) on extinguishment of convertible debentures	10,18	138,644	(454,014)
Foreign exchange loss (gain)		44,781	189,874
		(806,828)	(541,491)

Net changes in non-cash working capital:
Prepaid expenses and other receivables		(8,187)	18,422
Trade payables and other liabilities		(14,479)	167,531
Cash flows used in operating activities		(829,494)	(355,538)

Investing activity
Purchase of property and equipment	5	(2,729)	-
Cash flows used in investing activity		(2,729)	-

Financing activities
Principal payments on lease liability	9	(12,125)	(12,807)
Private placements of shares and warrants	12	394,098	371,474
Share issuance costs	12	(17,843)	(20,237)
Proceeds from the exercise of warrants	11,12	427,858	-
Proceeds from issuance of convertible debentures	10,18	275,000	291,210
Repayments of convertible debentures	10,18	(173,288)	(224,138)
Cash flows provided by financing activities		893,700	405,502

Net change in cash		61,477	49,964
Cash - beginning of period		125,705	31,584
Cash - end of period		$187,182	$81,548

Supplemental cash flow information
Repayment penalties (classified in operating activites)	10	$45,486	$63,263
Interest paid (classified in operating activities)	10	$54,436	$54,998
Interest converted (classified in operating activities)	10	$104,541	$7,297
Interest paid on non-convertible debt (classified in operating activities)	7	$6,615	$4,561
Interest paid on lease liability (classified in operating activities)	9	$296	$1,514
Carrying amount of convertible debentures converted into common shares	10,18	$236,670	$487,323
Carrying amount of convertible debentures converted into warrants	10,18	$45,311	$-
Carrying amount of shares issued from subscription liability	10,18	$173,087	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through July 31, 2025 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the nine months ended July 31, 2025, the Company reported a net loss and comprehensive loss of $1,044,369 (2024 - $544,834) and negative cash flow from operations of $829,494 (2024 - $355,538). The Company's working capital deficiency as at July 31, 2025 was $6,214,473 (October 31, 2024 - $6,693,448).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2025 and 2024 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on September 29, 2025.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options, warrants, and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk- free interest rate, and exercise price.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment. Depreciation is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after November 1, 2024. The Company has adopted these pronouncements as of their effective date, and many are not applicable or do not have a significant impact on the Company and have been excluded.

The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standards replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

5. Patents

	As at			As at
	November 1,			July 31,
	2024	Additions	Foreign Exchange	2025
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	681,288	-	-	681,288
Net book value	$-	-	-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at July 31, 2025 and October 31, 2024.

6. Property and equipment

	As at				As at
	November 1,				July 31,
	2024	Additions	Disposition	Foreign Exchange	2025
Cost
Computers	$9,510	$2,729	$-	$-	12,239
Right-of-use assets	48,408	34,972	(48,408)	-	34,972
	57,918	37,701	(48,408)	-	47,211
Accumulated depreciation
Computers	6,340	810	-	(196)	6,954
Right-of-use assets	36,306	11,075	(48,408)	1,027	-
	42,646	11,885	(48,408)	831	6,954
Net book value	$15,272				$40,257

7. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals. The most recent extension on June 17, 2025 extended the debenture to December 17, 2025. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at an annual rate of 24% compounded monthly and is unsecured. As at July 31, 2025, the debenture had an outstanding balance of $37,582 ($52,031 CAD) (October 31, 2024 - $37,389 ($52,031 CAD)). During the three and nine months ended July 31, 2025, total interest expense of $2,205 and $6,615 (2024 - $2,256 and $6,874) was recognized in the unaudited condensed interim consolidated statement of operations and comprehensive income (loss).

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

8. Long-term loan

The Company was granted a $60,000 CAD ($44,806 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,871 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the three and nine months ended July 31, 2025 is $540 and $1,601 (2024 - $nil and $nil).

The continuity of the long-term loan is summarized as follows:

Balance, October 31, 2024	$44,806
Accrued interest	1,601
Foreign exchange	250
Balance, July 31, 2025	$46,657

9. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario.The lease agreement has a term of August 1, 2022 to July 31, 2025. On June 16 2025, the Company entered into a lease extension agreement, whereby the lease term was extended for additional 2 years, expiring July 31, 2027. The lease liability was remeasured at the date of the change, using an incremental borrowing rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2024	11,980
Interest expense	296
Lease extension	34,972
Lease payments	(12,421)
Foreign exchange	143
Balance, July 31, 2025	$34,970

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at July 31, 2025:

USD
Less than one year	$19,171
Between one and five years	19,171
$38,342

(b) As a lessor

The Company sub-leases a portion of its office space under a lease agreement for a term of three years, that expired July 31, 2025. The Company entered into a lease extension agreement, whereby the sublease term was extended for additional 2 years, expiring July 31, 2027. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the three and nine months ended July 31, 2025, the Company recognized a total of $3,668 and $10,987 (2024 - $4,588 and $13,693) as rental income which has been recorded as a reduction to general and administrative expenses on the condensed interim consolidated statement of operations and comprehensive income (loss).

The following represents a maturity analysis of the Company's lease payments to be received after July 31, 2025:

USD
Less than one year	$16,577
Between one and five years	16,577
$33,154

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at July 31, 2025:

	USD	CAD (embedded		USD (embedded
*Denominated in CAD	(equity component)	derivative)		derivative)	Total
Loan principal outstanding	$1,661,480	$2,158,314	*	$355,000
Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	13% - 270%		24% - 215%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)

Remaining life (in months)	0 - 4	0 - 12		0 - 12
Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,660,030	$1,525,800		$153,014	$3,338,844
Interest payable	283,681	509,529		36,318	829,528
Convertible debentures	$1,943,711	$2,035,329		$189,332	$4,168,372
Derivative liabilities	$-	$917,799		$173,839	$1,091,638
Equity component of convertible debentures	$2,160,148	$-		$-	$2,160,148

For the nine months ended July 31, 2025:

	USD	CAD (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$4,186	$112,635	$93,414	$210,235
Interest expense	$266,264	$195,122	$8,165	$469,551
Loss (gain) on revaluation of derivative liabilities	$-	$(719,623)	$(66,081)	$(785,704)
Loss (gain) on conversion of convertible debentures	$-	$-	$9,821	$9,821
Loss (gain) on repayment of convertible debentures	$-	$(9,522)	$(6,683)	$(16,205)
Loss (gain) on extinguishment of convertible debentures	$(5,636)	$144,279	$45,487	$184,130

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$66,000	$103,275
Amount of interest converted to common shares	$44,106	$84,000	$2,025
Number of common shares issued on conversion of
convertible debentures	1,600,588	3,000,000	3,073,940	7,674,528

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$17,327	$139,961	$173,288
Amount of interest repaid in cash	$7,242	$44,733	$2,461	$54,436

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

For the three months ended July 31, 2025:

	USD	CAD (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$2,683	$69,495	$62,744	$134,921
Interest expense	$179,732	$132,034	$5,730	$317,496
Loss (gain) on revaluation of derivative liabilities	$-	$(426,622)	$(57,726)	$(484,348)
Loss (gain) on conversion of convertible debentures	$-	$-	$9,821	$9,821
Loss (gain) on repayment of convertible debentures	$-	$(5,389)	$(5,415)	$(10,804)
Loss (gain) on extinguishment of convertible debentures	$(9,245)	$262,363	$77,470	$330,588

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2024:

*Denominated in CAD	USD	CAD (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total
Loan principal outstanding	$1,413,245	$1,523,657*	$231,250
Terms of loan
Annual stated interest rate	12 - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	14% - 270%	24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10
Remaining life (in months)	0 - 4	0 - 6	0 - 12

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,413,245	$1,461,356	$106,347	$2,980,948
Interest payable	333,000	506,685	32,640	872,325
Convertible debentures	$1,746,245	$1,968,041	$138,987	$3,853,273
Derivative liabilities	$-	$1,444,932	$125,743	$1,570,675
Equity component of convertible debentures	$696,671	$-	$-	$696,671

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the nine months ended July 31, 2024:

*Denominated in CAD	USD	CAD (embedded	USD (embedded	Total
	(equity component)	derivative)	derivative)
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$4,185	$137,331	$74,046	$215,562
Interest expense	$239,165	$190,616	$9,445	$439,226
Loss (gain) on revaluation of derivative liabilities	$-	$(378,287)	$(27,445)	$(405,732)
Loss (gain) on conversion of convertible debentures	$-	$-	$40,119	$40,119
Loss (gain) on repayment of convertible debentures	$-	$(12,044)	$49,124	$37,080
Loss (gain) on extinguishment of convertible debentures	$10	$(483,423)	$92,662	$(390,751)

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$60,000 *	$355,001
Amount of interest converted to common shares	$-	$197 *	$7,100
Number of common shares issued on conversion of
convertible debentures	-	1,203,945	22,687,097	23,891,042

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$46,012	$178,126	$224,138
Amount of interest repaid in cash	$10,755	$44,243	$-	$54,998

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

For the three months ended July 31, 2024:

*Denominated in CAD	USD	CAD (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Income (Loss)
Accretion expense	$1,366	$59,526	$47,163	$108,055
Interest expense	$82,035	$64,105	$2,240	$148,380
Loss (gain) on revaluation of derivative liabilities	$-	$(264,723)	$195,752	$(68,971)
Loss (gain) on conversion of convertible debentures	$-	$-	$23,899	$23,899
Loss (gain) on repayment of convertible debentures	$-	$(12,044)	$-	$(12,044)
Loss (gain) on extinguishment of convertible debentures	$10	$(29,990)	$7,396	$(22,584)

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at July 31,	As at October 31,
	2025	2024
Volatility factor (based on historical volatility)	94% - 158%	140% - 203%
Risk free interest rate	2.54% - 2.71%	3.18% - 3.50%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CAD to USD exchange rate (as applicable)	0.7223	0.7186
Call value	$0.01 - $0.03	$0.02 - $0.04

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

11. Warrant liability

During the nine months ended July 31, 2025, the Company issued warrants in connection with private placements and in arrangements with convertible debt. See note 12.

The Company determined that these warrants were exchangeable into a variable number of shares, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss ("FVTPL"). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrant is based on the contractual term. The values as at the grant date are as follows:

	January 2, 2025	January 7, 2025	June 17, 2025
	(Grant Date)	(Grant Date)	(Grant Date)
Share price	$0.02 ($0.03 CAD)	$0.02 ($0.03 CAD)	$0.02 ($0.03 CAD)
Exercise price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$$0.05 ($0.07 CAD)
Volatility factor (based on historical volatility)	157%	157%	161%
Risk free interest rate	2.92%	2.92%	2.71%
Expected life (in years) of warrants	3.0	3.0	3
Expected dividend yield	0%	0%	0%

As at July 31, 2025, the Company re-valued the warrant liability with the following range of inputs, assumptions and results, respectively:

July 31, 2025
Share price	$0.05 ($0.065 CAD)
Exercise price	$0.04 ($0.05 CAD) - $0.05 ($0.07 CAD)
Volatility factor (based on historical volatility)	162% - 166%
Risk free interest rate	2.77%
Expected life (in years) of warrants	2 - 3
Expected dividend yield	0%

The following summarizes the warrant activity for the nine months ended July 31, 2025:

	Number	Value	Weighted average
	of warrants	of warrants	exercise price
Outstanding at October 31, 2024	22,095,553	$1,087,997	$0.04
Issued in a private placement (note 12 (b))	14,029,583	239,569	0.05
Issued on conversion of convertible debts (note 12 (c))	3,000,000	45,311	0.04
Exercise of warrants (note 12 (d))	(12,334,205)	(553,908)	0.04
Loss (gain) on revaluation of outstanding warrant liabilities	-	206,307	-
Outstanding at July 31, 2025	$26,790,931	$1,025,276	$0.04

During the three and nine months ended July 31, 2025, the Company allocated share issuance costs totalling $11,597 and $13,683 to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive income (loss). See note 12.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

12. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

On January 2, 2025, the Company completed a non-brokered private placement and issued 5,100,000 units at $0.04 ($0.05 CAD) per unit for gross proceeds of $177,248. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $76,713 using the Black-Scholes option pricing model. See note 10. All securities issued are subject to a 4 month hold period expiring May 2, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $4,766 and allocated $2,680 to the common shares and $2,086 to the warrants issued.

On June 17, 2025, the Company completed a non-brokered private placement and issued 8,929,583 units at $0.04 ($0.06 CAD) per unit for gross proceeds of $389,937. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.05 (CAD $0.07) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $162,856 using the Black-Scholes option pricing model. See note 10. All securities issued are subject to a 4 month hold period expiring October 17, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $26,760 and allocated $15,163 to the common shares and $11,597 to the warrants issued.

(c) Arrangements with convertible debt

On January 2, 2025, the Company converted convertible debentures in the amount of $91,903 ($110,261 CAD) and issued 2,205,211 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $33,170 using the Black-Scholes option pricing model, and $58,733 was recorded to share capital. See note 11. All securities issued are subject to a 4 month hold period expiring May 2, 2025. There were no finder's fee paid in connection with the financing.

On January 7, 2025, the Company converted convertible debentures in the amount of $27,712 ($39,739 CAD) and issued 794,789 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $12,141 using the Black-Scholes option pricing model, and $15,571 was recorded to share capital. See note 11. All securities issued are subject to a 4 month hold period expiring May 7, 2025. There were no finder's fee paid in connection with the financing.

(d) Exercise of warrants

On January 28, 2025, 1,679,800 warrants were exercised for proceeds of $57,360 ($83,082 CAD). The warrants were valued immediately prior to exercise at $50,965 and transferred to share capital.

On March 10, 2025, 9,803,739 warrants were exercised for proceeds of $339,699 ($490,187 CAD). The warrants were valued immediately prior to exercise at $461,307 and transferred to share capital.

On May 1, 2025, 666,666 warrants were exercised for proceeds of $24,093 ($33,333 CAD). The warrants were valued immediately prior to exercise at $34,896 and transferred to share capital.

On July 18, 2025, 184,000 warrants were exercised for proceeds of $6,706 ($9,200 CAD). The warrants were valued immediately prior to exercise at $6,740 and transferred to share capital.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

13. Warrants

The following summarizes the broker warrants activity for the nine months ended July 31, 2025:

	Number of	Grant date	Weighted average
	warrants	fair value	exercise price
Outstanding at October 31, 2024	247,000	$3,909	$0.045
Outstanding at July 31, 2025	247,000	$3,909	$0.045

The following table summarizes the warrants outstanding and exercisable as at July 31, 2025:

Expiry	Number of		Exercise	Remaining
date	warrants		price	contractual life
December 22, 2025	63,000	$0.07	($0.095 CAD)	0.4
July 18, 2027	184,000	$0.04	($0.05 CAD)	2.0
	247,000	$0.05	($0.06 CAD)	1.6

14. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

	Number of options	Weighted average exercise price
Outstanding at October 31, 2024	8,750,000	$0.06
Outstanding at July 31, 2025	8,750,000	$0.06

(c) Stock options outstanding at July 31, 2025

				Weighted average
		Options			Remaining
Date of issue	Expiry date	outstanding	Options exercisable	Exercise price	contractual life
November 13, 2020	November 13, 2025	5,750,000	5,750,000	0.05	0.3
October 8, 2021	October 8, 2026	1,000,000	1,000,000	0.07	1.2
March 20, 2023	March 20, 2028	2,000,000	2,000,000	0.07	2.6
As at July 31, 2025		8,750,000	8,750,000	$0.06	0.9

During the three months and nine ended July 31, 2025, the Company recorded an expense of $nil and $nil for the vesting of stock options (2024 - $nil and $6,517).

15. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended July 31,		Nine months ended July 31,
Numerator	2025	2024	2025	2024
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(821,351)	$(570,496)	$(1,044,369)	$(544,834)
Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	598,492,971	526,626,074	585,461,716	519,363,256

Basic loss per share amounts are calculated by dividing the net loss attributable to common shareholders for the periods by the weighted average number of common shares outstanding during the periods.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

16. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at July 31, 2025, the Company has non-capital losses of approximately $34.7 million, $30.3 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at July 31, 2025, and October 31, 2024, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

17. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended July 31,		Nine months ended July 31
	2025	2024	2025	2024
General and administration	$49,929	$22,656	$113,292	$45,314
Investor relations, listing and filing fees	5,900	12,710	29,277	49,648
Telephone	2,586	1,119	8,159	3,890
	$58,415	$36,485	$150,728	$98,852

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended July 31,		Nine months ended July 31
	2025	2024	2025	2024
Professional and consulting fees	$83,285	$28,155	$281,549	$141,883
Salaries and benefits	96,578	42,299	186,341	131,294
	$179,863	$70,454	$467,890	$273,177

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Nine months ended July 31,
	2025	2024
Balance - beginning of period	$5,423,948	$4,627,452
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	275,000	291,210
Repayments of convertible debentures	(173,288)	(224,138)
Non-cash changes:
Accretion expense	210,235	215,562
Accrued interest on convertible debentures	417,777	376,931
Loss (gain) on repayment of convertible debentures	(16,205)	37,080
Loss (gain) on conversion of convertible debentures	9,821	40,119
Loss (gain) on revaluation of derivative liabilities	(785,704)	(405,732)
Loss (gain) on extinguishment of convertible debt	138,644	(454,014)
Convertible debentures converted into common shares	(236,670)	(487,323)
Convertible debentures converted into warrants	(45,311)	-
Foreign exchange loss	41,763	188,106
Balance - end of period	$5,260,010	$4,205,253

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

19. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended July 31,		Nine months ended July 31,
	2025	2024	2025	2024
Professional, other fees, and salaries	$57,747	$9,758	$113,015	$56,148
	$57,747	$9,758	$113,015	$56,148

During the nine months ended July 31, 2025 and 2024, key management were not awarded any options.

(b) Trade payables and other liabilities

Included in accounts payable at July 31, 2025 is $Nil payable to a corporation controlled by an officer of the Company (October 31, 2024 - $28,161). In addition, at July 31, 2025, accounts payable includes $Nil payable to a director (October 31, 2024 - $2,436).

20. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the

Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company reports the recovery of this contingent asset as funds are received. During the three and nine months ended July 31, 2025, the Company has recorded a recovery of $3,012 and $6,539 received in the period as a reduction of legal expenses (2024 - $2,400 and $7,200).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October 2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these interim condensed consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. As at July 31, 2025, a formal agreement relating to the Project has not been executed.

As at July 31, 2025, the Company received total advances of $63,000 from the Parties and has paid $126,000 to a third party for the construction of the hardware equipment. The Company has recorded the total advances as a deposit liability and the third party payments as a prepaid expense on the interim condensed consolidated statement of financial position.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during nine month period ended July 31, 2025.

22. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at July 31, 2025, and October 31, 2024, balances that are denominated in CAD are as follows:

	As at	As at
	July 31,	October 31,
	2025	2024
	CAD	CAD
Cash	$10,842	$34,362
Other receivables	$11,247	$10,182
Trade payables and other liabilities	$206,298	$439,667
Convertible debentures	$2,817,844	$2,738,716
Debenture payable	$52,031	$52,031
Derivative liabilities	$1,270,662	$2,010,760
Warrant liabilities	$1,419,460	$1,514,051
Long-term loan	$64,595	$62,351

A 10% strengthening of the US dollar against the CAD would decrease net income loss and comprehensive loss by $420,000 as at July 31, 2025 (October 31, 2024 - decrease net loss and comprehensive loss by $487,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $187,182 as at July 31, 2025 (October 31, 2024 - $125,705). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

22. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at July 31, 2025.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	July 31,	October 31,
	2025	2024
Less than 30 days past billing date	$27,971	$-
Over 30 days past billing date	121,038	336,575
	$149,009	$336,575

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at July 31,		As at October 31,
	2025		2024
	Convertible		Convertible
	debentures	Debenture payable	debentures	Debenture payable
Less than three months	$2,373,511	$-	$2,492,556	$37,389
Three to six months	1,618,172	37,582	1,376,673	-
Six to twelve months	413,350	-	171,250	-
	$4,405,033	$37,582	$4,040,479	$37,389

(iii) Warrant liabilities

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	July 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	1,025,276	1,087,997
Greater than five years	-	-
	$1,025,276	1,087,997

(iv) Long-term debt

The following represents an analysis of the maturity of long-term debt:

	As at	As at
	July 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	49,732	49,477
Greater than five years	-	-
	$49,732	49,477

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise noted)

23. Subsequent events

Subsequent to July 31, 2025:

(a) The Company closed private placements with investors consisting of common shares and warrants, for gross proceeds of $20,000, issuing a total of 502,400 common shares.

(b) The Company secured $190,000 in convertible debentures with a 12-month term and conversion features which become effective six months after initiation date.

(c) The Company extended convertible debentures that were within 3 months of maturity date from July 31, 2025 for an additional six months.

(d) The Company made a partial repayment of $5,000 towards the balance of a convertible debenture and made a payment of $113,560 to repay a debenture in full.